
05053355

MOVIE GALLERY®

play on™

2004 annual report

ABOUT OUR COMPANY

We are the leading home video specialty retailer focused on both rural and urban markets. On December 31, 2004, we owned and operated approximately 2,482 retail stores, located throughout North America, Canada and Mexico, that rent and sell DVDs, videocassettes and video games. Since our initial public offering in August 1994, we have grown from 97 stores through acquisitions and new store openings.

INVESTMENT HIGHLIGHTS

- Only major chain with a focus on both rural and urban markets
- Attractive industry dynamics
- Lowest cost operator
- Significant new store growth opportunities
- Proven acquisition and integration strategy
- Broad geographic footprint
- Significant and stable free cash flow generation


STORE GROWTH
Number of Stores
Store CAGR 24.9%
2,500
2,000
1,500
1,000
500
1,020
1,415
1,784
2,158
2,482
2000
2001
2002
2003
2004


REVENUE GROWTH
Dollars in Millions
Revenue CAGR 25.5%
800
600
400
200
$319
$369
$529
$692
$791
2000
2001
2002
2003
2004

CONTENTS

FELLOW SHAREHOLDERS:

2004 was another outstanding year for Movie Gallery in which we achieved record sales and profits – marking our sixth consecutive year of record financial results. By adhering to our disciplined growth and low cost operating strategies, we were able to deliver solid operating results in spite of a weak home video release schedule and unfavorable weather conditions. As of the end of the year, Movie Gallery had 23,800 associates and 2,482 stores serving all fifty states, Canada and Mexico.

During the year, we committed significant resources to the net addition of 324 stores, the expansion of our international presence, and the development of several key initiatives such as our GameZone® and TradeZone® concepts. In 2005, Movie Gallery is set to continue this rapid growth with the acquisition of Hollywood Entertainment, which will add 2,006 stores, the acquisition of VHQ Entertainment, which will add 61 stores in Canada, and our plan to open another 400 stores. We intend to continually build upon our strong market position by increasing our geographic footprint and exploring new opportunities in the home entertainment industry.

2004 Financial Highlights

Once again in 2004, we surpassed our prior year's operating performance. We ended the year a bigger, stronger, more financially sound company. We are pleased to report that we generated enough cash to fund 100 percent of our operating and capital expenditure needs. In addition, we repurchased approximately $50 million of our common stock and still ended the year with no long-term debt. Other financial highlights of the year include:

- For fiscal 2004 ended January 2, 2005, total revenues increased 14.3%, or $98.8 million, to $791.2 million, from $692.4 million for 2003. The increase in total revenues was driven by a 19% increase in the average number of stores operated in fiscal 2004 versus the prior year. The increase in total revenue was partially offset by a 1.5% decline in same-store revenues driven primarily by the significantly weaker home video release schedule in the second half of 2004.
- Net income for fiscal 2004 was $49.5 million, or $1.52 per diluted share, which included a non-cash after-tax charge of $0.12 per diluted share related to the correction in the Company's accounting for leasehold improvements, a charge of $0.02 per diluted share associated with stock option compensation, and equity losses of $0.11 per diluted share related to alternative delivery vehicles. Excluding these items, the Company's net income for fiscal 2004 would have been $1.77 per share on an on-going basis.
- Operating income for fiscal 2004 was $87.6 million, or 11.1% of total revenues. Excluding the lease accounting charge and the charge associated with stock option compensation, operating income would have been $94.7 million, or 12.0% of total revenues.

• Net cash provided by operating activities for fiscal 2004 was $105.5 million, an increase of $9.9 million, or 10.4%, from $95.6 million in fiscal 2003.

A Look Ahead

Consistent with industry data and our own experience, we at Movie Gallery believe that the video rental business is a mature business that can achieve annual revenue growth in the low single digits. Consequently, investors can expect that Movie Gallery's growth will come primarily from acquisitions and new store openings.

In the first few months of 2005, we entered into definitive merger agreements to acquire both VHQ Entertainment and Hollywood Entertainment. The acquisition of VHQ Entertainment will add 61 stores to our already strong presence in Canada.

While the acquisition of VHQ is a valuable addition, our acquisition of Hollywood Entertainment is truly transformational and will make Movie Gallery the solid number two competitor in this industry. Hollywood's 2,006 stores will provide Movie Gallery with a broader geographic presence, greater scale, and much improved distribution capabilities, positioning our Company for continued success in both the urban and rural markets.


Geographic Footprint of Combined Company
Combines Hollywood's western US prime urban ans suburban superstore locations with Movie Gallery's eastern US rural and secondary market locations.
WA 25 93
OR 4 70
ID 12 15
MT 18
ND 4
SD 10 4
WY 2
MN 55 40
WI 37 33
MI 57 64
NV 5 31
CA 18 334
UT 8 42
CO 20 39
NE 16 14
KS 23 15
IA 29 18
IL 36 91
IN 75 42
OH 130 84
MO 85 39
KY 63 17
WV 18
VA 118 45
PA 86 76
NY 41 82
AZ 20 59
NM 20 11
OK 54 23
TX 136 198
AR 81
TN 76 39
NC 109 39
MS 57
AL 185 13
GA 122 39
LA 29 19
SC 77 18
FL 142 88
NH 19 4
VT 3
ME 51
MA 31 44
RI 3 10
CT 15 18
NJ 3 35
DE 23 3
MD 16 32
DC 0 2
Movie Gallery
Hollywood

We have been asked about the impact of video-on-demand and subscriptions on our bricks and mortar business model. We can say that we are not seeing any material impact from either on our revenues. While that could change, we continue to believe that the video rental business is a convenience business and that most people do not plan in advance what movies they want to see. Movie Gallery's outstanding results have been driven by our proven business model and we intend to continue executing on that plan.
In 2005 we plan to further expand upon two exciting initiatives in our stores; Game Zone® and Trade Zone®. Game Zone® is a store-in-a-store concept. We ended the year with 20 stores and, while we are still in a preliminary phase of this project, we are very pleased with the enthusiastic customer response these stores have been receiving.

We have also completed the rollout of approximately 60 Trade Zone® locations – a concept within our video stores whereby consumers can trade in previously viewed movies and games and buy new products. We believe that trading could become an important revenue generator.

At Movie Gallery, we have developed and implemented a flexible and disciplined business strategy that centers on driving revenue growth, maximizing store level productivity and profitability and minimizing operating costs. As the lowest cost operator among the leading national home video rentailers, Movie Gallery has achieved significant reductions in operating costs through lower rents, flexible leases, and economies of scale while simultaneously offering a large product assortment. We intend to extend these best practices across the Hollywood and VHQ chains. We expect these two acquisitions and our organic growth initiatives to position the company for continued profitable growth.

Movie Gallery's success in 2004 is a direct reflection of the hard work and dedication of our valued associates, who are truly our greatest assets. We are excited about our progress in 2004 and are dedicated to continuing to build on our success in 2005. As always, our efforts are driven by our desire to create value for our shareholders, and we thank you for your continued interest and support.

Sincerely,




SEC MAIL PROCESSING
RECEIVED
MAY 1 9 2005
WASH. D.C.
209
SECTION

J.T. Malugen
Chairman, President and Chief Executive Officer

FINANCIAL HIGHLIGHTS

(In thousands, except per share data)	Fiscal Year Ended		
Operating Results	January 5, 2003	January 4, 2004	**January 2, 2005**
Revenues	$ 528,988	$ 692,395	**$ 791,177**
Adjusted EBITDA (1)	$ 78,260	$ 109,416	**$ 111,674**
Net income	$ 20,934	$ 49,436	**$ 49,488**
Net income per diluted share	$ 0.67	$ 1.48	**$ 1.52**
Weighted average diluted shares outstanding	31,436	33,370	**32,552**
Financial Position			
Cash and cash equivalents	$ 29,555	$ 38,006	**$ 25,518**
Rental inventory, net	$ 82,880	$ 102,479	**$ 126,541**
Total assets	$ 361,209	$ 457,884	**$ 492,142**
Long term debt, less current maturities	$ —	$ —	**$ —**
Stockholders' equity	$ 259,051	$ 320,116	**$ 331,134**

(1) Adjusted EBITDA is a non-GAAP financial measure. For a reconciliation of Adjusted EBITDA to net cash provided by operating activities and a description of why we use Adjusted EBITDA, see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources".

MOVIE GALLERY, INC.

FINANCIAL REVIEW

($ in thousands, except per share data)	Fiscal Year Ended (1)				
	December 31, 2000	January 6, 2002	January 5, 2003	January 4, 2004	**January 2, 2005**
Statements of Income Data:					
Revenues:					
Rentals	$ 294,298	$ 347,464	$ 490,836	$ 629,793	**$ 729,167**
Product sales	24,638	21,667	38,152	62,602	**62,010**
Total revenues	318,936	369,131	528,988	692,395	**791,177**
Cost of sales:					
Cost of rental revenues	94,105	108,732	164,818 (2)	184,439 (2)	**208,160**
Cost of product sales	19,066	17,715	29,852	50,143	**41,942**
Gross margin	205,765	242,684	334,318	457,813	**541,075**
Operating costs & expenses:					
Store operating expenses	153,665	171,409	253,865	324,466	**395,425 (3)**
General and administrative	24,945	29,288 (4)	40,995 (5)	46,522	**54,644**
Amortization of intangibles	7,465	6,656	1,298	2,003	**2,601**
Stock option compensation(6)	—	8,161	2,279	1,481	**831**
Operating income	19,690	27,170	35,881	83,341	**87,574**
Interest expense, net	(3,779)	(3,026)	(1,024)	(468)	**(624)**
Equity in losses of unconsolidated entities	—	—	—	(1,450)	**(5,746)**
Income before income taxes	15,911	24,144	34,857	81,423	**81,204**
Income taxes	6,425	9,788	13,923	31,987	**31,716**
Net income	$ 9,486	$ 14,356	$ 20,934	$ 49,436	**$ 49,488**
Net income per share:					
Basic	$ 0.37	$ 0.56	$ 0.69	$ 1.53	**$ 1.54**
Diluted	$ 0.37	$ 0.53	$ 0.67	$ 1.48	**$ 1.52**
Weighted average shares outstanding:					
Basic	25,801	25,837	30,273	32,406	**32,096**
Diluted	25,868	27,220	31,436	33,370	**32,552**
Cash dividends per common share	$ —	$ —	$ —	$ 0.03	**$ 0.12**
Cash flow data:					
Net cash provided by operating activities	$ 42,446	$ 65,581	$ 69,202	$ 95,555	**$ 105,489**
Balance Sheet Data (at end of period):					
Cash and cash equivalents	$ 7,029	$ 16,349	$ 29,555	$ 38,006	**$ 25,518**
Rental inventory, net	61,773	88,424	82,880	102,479	**126,541**
Total assets	217,536	270,132	361,209	457,884	**492,142**
Long-term debt, less current maturities	40,600	26,000	—	—	**—**
Stockholders' equity	129,209	162,182	259,051	320,116	**331,134**
Other Data:					
Number of stores at end of period	1,020	1,415	1,784	2,158	**2,482**
Average revenues per store (7)	$ 328	$ 342	$ 337	$ 355	**$ 341**
Adjusted EBITDA (8)	$ 39,744	$ 59,981	$ 78,260	$ 109,416	**$ 111,674**
Increase (decrease) in same store revenues (9)	3.8 %	2.7 %	3.2 %	7.0%	**(1.5)%**

(1) Results for fiscal 2001 reflect a 53-week year and include 17 days of operations for Video Update, Inc., which we acquired out of bankruptcy on December 21, 2001. All other fiscal years presented reflect 52-week years.

(2) Effective October 7, 2002, we changed the estimates used to amortize rental inventory resulting in a non-cash charge of approximately $27.9 million in the fourth quarter of fiscal 2002, and $5.9 million throughout fiscal 2003.

(3) Includes pre-tax charge of $6.3 million to correct our accounting for leasehold improvements, including $2.9 million related to prior periods, which was accounted for as an immaterial prior period correction (see Note 1 to our consolidated financial statements).

(4) Includes a $1.6 million charge related to the amendment of our supply agreement with Rentrak Corporation.

(5) Includes a $4.0 million charge related to a legal settlement in the second quarter of fiscal 2002.

(6) Represents compensation expense associated with stock options that were repriced in March 2001 that were subsequently accounted for as variable stock options and compensation expense for stock options that were repurchased from current and former executives in the third quarter of fiscal 2004. (see Note 6 to our consolidated financial statements).

(7) Calculated as total revenues divided by the weighted average number of stores open in each fiscal year. Results for the fiscal year ended January 6, 2002 include approximately $9,000 per store related to the extra fifty-third week.

(8) Adjusted EBITDA is a non-GAAP financial measure. For a reconciliation of Adjusted EBITDA to net cash provided by operating activities and a description of why we use Adjusted EBITDA, see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources".

(9) Same-store revenues are calculated based on the aggregate revenues from stores we have operated for at least 13 months.

Overview

We operate approximately 2,500 home video retail stores that rent and sell movies and video games, primarily in rural and secondary markets throughout North America. We compete with the other two national chains (Blockbuster and Hollywood) in approximately one-third of our store locations. We believe that we are the market leader in the majority of our target markets, where we do not compete with the other two national chains. We estimate that there are approximately 2,500 to 3,500 markets still available for expansion in rural America, where we do not compete with the other two national chains, as well as additional opportunities throughout Canada and Mexico. We currently plan to open approximately 400 new stores in 2005 and, subject to market and industry conditions, and the integration of our pending acquisition, if consummated, of Hollywood, to continue to open new stores at a similar pace over the next several years.

We believe the most significant dynamic in our industry is the relationship our industry maintains with the movie studios. The studios have historically maintained an exclusive window for home video distribution (packaged goods), which provides the home video industry with an approximately 45 day period during which they can rent and sell new releases before they are made available on pay-per-view or other distribution channels. According to Adams Media Research, the home video industry currently provides approximately 57% of studio revenue. For this reason, we believe movie studios have a significant interest in maintaining a viable home video business. For a more detailed discussion of our business and the home video industry, see the Business discussion contained in Part I, Item 1 of our Annual Report on Form 10-K.

Our strategies are designed to achieve reasonable, moderate and consistent growth in same-store revenues and profitability in a mature industry. We strive to minimize the operating and overhead costs associated with our business, which allows us to maximize profitability and which has proven to be a successful operating model for us. Our compound annual growth rate for consolidated revenue and operating income from 2000 to 2004 is 25.5% and 45.2%, respectively.

In addition to the relationship between our industry and the movie studios, our operating results are driven by revenue, inventory, rent, and payroll. Given those key factors, we believe that by monitoring the five operating performance indicators described below, we can continue to be successful in executing our operating plans and our growth strategy.

- *Revenues.* Our business is a cash business with initial rental fees paid upfront by the customer. Our management team constantly works with inventory levels, marketing and sales promotions, real estate strategies, and personnel issues in order to maximize profitable revenues at each location. Additionally, our team monitors revenue performance on a daily basis to quickly identify trends or issues in our store base or in the industry as a whole.
- *Product purchasing economics.* In order to maintain the desired profit margin in our business, purchases of inventory for both rental and sale must be carefully managed. Our purchasing models are designed to analyze the impact of the economic factors inherent in the various pricing strategies employed by the studios. We believe that we are able to achieve purchasing levels tailored for the customer demographics of each of our markets and to maximize the return on investment of our inventory purchase dollars.
- *Store level cost control.* The most significant store expenses are payroll and rent, followed by all other supply and service expenditures. We attempt to control these expenses primarily through budgeting systems and centralization of purchases into the corporate support center. This enables us to measure performance carefully against expectations and to leverage our purchasing power. Our rural focus also provides the benefit of reduced labor and real estate costs in the secondary markets we serve versus the costs associated with larger urban markets.
- *Leverage of overhead expenses.* We apply the same principles of budgeting, accountability and conservatism in our overhead spending that we employ in managing our store operating costs. Our general and administrative expenses include the costs to maintain our corporate support center as well as the overhead costs of our field management team.
- *Operating cash flows.* We have generated significant levels of cash flow for several years. We have historically been able to fund the majority of our store growth and acquisitions, as well as ongoing inventory purchases, from cash flow generated from operations.

The following discussion of our results of operations, liquidity and capital resources will provide further insight into our performance over the last three years.

Pending Acquisitions

On January 9, 2005, we entered into an Agreement and Plan of Merger ("Merger Agreement") with Hollywood Corporation (Nasdaq: HLYW) ("Hollywood") providing for our acquisition of Hollywood for approximately $850 million in cash plus our assumption of approximately $350 million in debt of Hollywood. Hollywood is the second largest home video specialty retailer in the United States, operating approximately 2,000 stores in 47 states and the District of Columbia, some of which contain the approximately 700 Game Crazy video game specialty retail stores, where game enthusiasts can buy, sell and trade new and used video game hardware, software and accessories. Pursuant to the Merger Agreement, we will merge a subsidiary of ours with and into Hollywood, with Hollywood surviving the merger as our wholly-owned subsidiary.

Upon consummation of the merger, the shareholders of Hollywood will receive $13.25 in cash for each outstanding share of Hollywood common stock that they own. In addition, each option to purchase Hollywood common stock will be cancelled in exchange for an amount equal to $13.25 less the exercise price of the option.

In connection with the Merger Agreement and the refinancing of substantially all of the existing indebtedness of Hollywood and Movie Gallery (including our existing $75.0 million unsecured revolving credit facility with SouthTrust Bank (now Wachovia)), we expect to obtain a senior secured credit facility guaranteed by Hollywood and all of our material subsidiaries in an aggregate amount of $870.0 million, consisting of a new $75.0 million revolving credit facility with a $25 million accordion feature and two term loan facilities in an aggregate principal amount of $795.0 million. Wachovia Bank, National Association and Merrill Lynch Capital Corporation and their affiliates will arrange the senior secured credit facility. We also anticipate that Wachovia Capital Markets, LLC will arrange for an offering of senior unsecured notes by us in an amount of up to $325 million. We expect that the maturities in our revolving credit facility and term loans will be five or six years from the consummation of the merger and that the maturity of the senior notes will be seven or eight years from the consummation of the merger. As part of the refinancing of Hollywood's debt, at our request, Hollywood will commence a tender offer for its $225.0 million principal amount 9.625% senior subordinated notes due 2011.

Consummation of the Hollywood merger is subject to the satisfaction of a variety of closing conditions, including the approval of the proposed merger by the shareholders of Hollywood and our consummation of the financing necessary to fund the acquisition. In addition, both we and Hollywood have customary termination rights in some circumstances, including a right by Hollywood to terminate the Merger Agreement to accept an unsolicited superior acquisition proposal. We can make no assurances that we will successfully acquire Hollywood or, if we do acquire Hollywood, that we will successfully integrate its business with our business.

The combination of our company and Hollywood would create the second largest North American video rental company with pro-forma combined annual revenue of approximately $2.6 billion and approximately 4,500 stores located in all 50 U.S. states, Canada and Mexico. The acquisition will substantially increase our presence on the West Coast and in urban areas. Hollywood's predominantly West Coast urban superstore locations present little overlap with our predominantly East Coast rural and suburban store locations. We also believe that there is an opportunity to improve the profitability of Hollywood because the combined companies will offer potential general and administrative cost savings and increased purchasing leverage.

If we are successful in acquiring Hollywood, we anticipate that we would maintain the Hollywood format and brand separately from our Movie Gallery business because of Hollywood's distinct operational model and to ensure customer continuity after the acquisition. During our integration of the operations of Hollywood with ours, we will evaluate our operational, growth, dividend and other strategies and policies discussed in this report and will modify our strategies and policies as appropriate or required by industry and operating conditions.

On March 2, 2005, we entered into a definitive agreement with VHQ to commence a tender offer for all of its outstanding common stock at a price of C$1.15 per share. Total consideration for the transaction is approximately C$20.4 million (US $16.5 million), including C$17.5 million in equity and C$2.9 million in assumed debt. The common stock of VHQ trades on the Toronto Stock Exchange under the symbol "VHQ." VHQ owns and operates 61 video rental stores in secondary and suburban markets in Alberta, Saskatchewan and the Northwest Territories.

The VHQ transaction is conditioned upon, among other matters, the tender of two-thirds of VHQ's outstanding shares into the offer and the receipt of certain third party consents. Shareholders of VHQ representing approximately 50% of the outstanding shares have committed to tender their shares into our offer. The transaction is also subject to customary regulatory approvals, including receipt of notice from the Minister of Culture that the acquisition provides a net benefit to Canada, consistent with the conditions of the Investments Canada Act.

Lease Accounting Charge

Subsequent to the end of fiscal 2004, we completed a comprehensive review of our accounting for leases and leasehold improvements including the recognition of incentive payments received from landlords. We determined that leasehold improvements, in some cases, were depreciated over a longer period than the lease term. As a result, we recorded a cumulative fourth quarter adjustment to correct depreciation expense of $6.3 million ($3.9 million after-tax or $0.12 per diluted share), of which $2.9 million ($1.8 million after-tax or $0.05 per diluted share) of the adjustment was related to years prior to 2004 and was not considered material to any of the prior period financial statements to warrant a restatement of those financial statements. This accounting adjustment does not affect our historical or future cash flows. This correction will increase depreciation expense in fiscal 2005 by approximately $2.7 million.

Results of Operations
Selected Financial Statement & Operational data:

($ In thousands, except per share data)	Fiscal Year Ended		
	January 5, 2003	January 4, 2004	**January 2, 2005**
Rental revenues	$ 490,836	$ 629,793	**$ 729,167**
Product sales	38,152	62,602	**62,010**
Total revenues	528,988	692,395	**791,177**
Cost of rental revenues	164,818	184,439	**208,160**
Cost of product sales	29,852	50,143	**41,942**
Total gross profit	$ 334,318	$ 457,813	**$ 541,075**
Store operating expenses	$ 253,865	$ 324,466	**$ 395,425**
General and administrative expenses	$ 40,995	$ 46,522	**$ 54,644**
Stock option compensation	$ 2,279	$ 1,481	**$ 831**
Equity in losses of unconsolidated entities	$ -	$ 1,450	**$ 5,746**
Operating income	$ 35,881	$ 83,341	**$ 87,574**
Net income	$ 20,934	$ 49,436	**$ 49,488**
Net income per diluted share	$ 0.67	$ 1.48	**$ 1.52**
Cash dividends per common share	$ -	$ 0.03	**$ 0.12**
Rental margin	66.4 %	70.7 %	**71.5%**
Product sales margin	21.8%	19.9%	**32.4%**
Total gross margin	63.2%	66.1%	**68.4%**
Percent of total revenues:			
Rental revenues	92.8%	91.0%	**92.2%**
Product sales	7.2%	9.0%	**7.8%**
Store operating expenses	48.0%	46.9%	**50.0 %**
General and administrative expenses	7.8%	6.7%	**6.9%**
Stock option compensation	0.4%	0.2%	**0.1%**
Operating income	6.8%	12.0%	**11.1%**
Net income	4.0%	7.1%	**6.3%**
Same-store revenue increase (decrease)	3.2%	7.0%	**(1.5)%**
Store Count:			
Beginning of period	1,415	1,784	**2,158**
New store builds	145	241	**314**
Stores acquired	265	170	**74**
Stores closed	(41)	(37)	**(64)**
End of period	1,784	2,158	**2,482**

Revenue. For fiscal 2003 and 2004, total revenues increased 30.9% and 14.3%, respectively, from the prior years. The increases were primarily due to same-store revenue growth of 7.0% in fiscal 2003 and increases in the average number of stores operated in fiscal 2003 and 2004 of 24.0% and 19.0%, respectively. The revenue increase in fiscal 2004 was partially offset by a same-store revenue decrease of 1.5%.

The following factors contributed to a decrease in our same-store revenues for fiscal 2004 versus 2003:

- A weak home video release schedule in fiscal 2004, primarily in the third and fourth quarters, contributed to the slight decrease in movie rental revenue on a same store basis; there were 36% fewer titles in 2004 with box office revenues greater than $100 million than in 2003 (most of which were concentrated in the third and fourth quarters);
- A decline in revenue from the game rental business of approximately 7.0%, reflecting the weakness of the new game titles currently being released and industry softness that occurs in anticipation of the introduction of new game platforms currently scheduled for a late 2005 release; additionally, there was a shortage of PlayStation 2 and Xbox game hardware in the fourth quarter of 2004;
- A decrease in product sales revenue of approximately 11.5% due to a reduction in new release sell-through movie inventory;
- Disruption of normal daily operations at approximately 325 stores in Florida and Alabama due to an unprecedented hurricane season in August and September of 2004; and
- The broadcast of the Summer Olympics during the third quarter of 2004.

The increase in same-store revenues for fiscal 2003 over fiscal 2002 resulted primarily from:

- DVD rental revenue growth of approximately 87%, offset partially by a decline in VHS rental revenue of approximately 37% due to the continuing consumer transition to the DVD format;
- Growth of approximately 27% in sales of previously viewed movie inventory;
- Video game rental revenue increases of approximately 4%;
- Growth in product sales revenue of approximately 35%, primarily as a result of a significant expansion of new movie inventory available in the stores beginning during the latter half of 2002, as well as the continuing consumer transition to the DVD format; and
- Continued revenue growth in the Video Update stores we acquired in December 2001 with an overall same-store revenues increase of approximately 13%. (The impact of the Video Update growth is also included in the overall revenue growth by category as described in the previous bullet points.)

The mix of total revenue between rental revenue and product sales revenue reflects an elevated level of product sales revenue in fiscal 2003 as compared to fiscal 2002 and 2004. This elevation was due to a significant expansion of new movie inventory available in our stores in order to accommodate the increased consumer demand for retail movies and to complement our rental business during the height of the transition of our customer base to the DVD format. This expansion began during the latter half of fiscal 2002 and was maintained throughout fiscal 2003. In the early part of fiscal 2004, we began to reduce our levels of new release movie inventory available for sale in the stores in order to focus the mix on higher margin inventory items. We evaluate our product sales inventory mix and inventory levels on a regular basis and make periodic adjustments to our retail inventory mix based on our operating strategies and customer trends. Product sales revenue has been less than 10% of total revenue in each of the last five years. We expect rental revenue to continue to represent the majority of our business.

Cost of Sales. The cost of rental revenues includes the amortization of rental inventory, revenue sharing expenses incurred and the cost of previously viewed rental inventory sold. The gross margin on rental revenue for fiscal 2002, 2003 and 2004 was 66.4%, 70.7% and 71.5%, respectively. In the fourth quarter of 2002, we made a strategic decision to make a portion of our base stock, or catalog, VHS rental inventory available for sale during the holiday period as previously viewed inventory. The sale of base stock VHS rental inventory was designed to make room on our store shelves for a significant investment in base stock DVD rental inventory, which arrived in stores in the first quarter of 2003 and did not have a material impact on our gross margin. Our decision to make this investment in base stock DVD was primarily driven by the continued growth in consumer acceptance of the DVD platform in our core markets throughout 2002 and resulted in a corresponding change in the estimates used to amortize rental inventory. The rental margin for fiscal 2002 and 2003 includes approximately $27.9 million and $5.9 million, respectively, related to this change in estimate. (See Note 1 to our consolidated financial statements.) Excluding the impact of the rental inventory amortization change, the rental margin for fiscal 2002 and 2003 would have been 72.1% and 71.7%, respectively, compared to 71.5% in fiscal 2004.

The most significant factors that impacted the fiscal 2004 rental margin were:

- An increase in the margin due to the comparison against the impact of the $5.9 million charge related to the fiscal 2002 change in estimate as described above; offset by
- Pressure on the rental margin due to negative same-store revenues of 1.5% and softness in the game industry, as previously discussed.

The increase in the fiscal 2003 rental margin was primarily the result of:

- Comparison against the impact of the $27.9 million charge in fiscal 2002 for a change in estimate as described above;
- The increasing shift of movie rentals from VHS to DVD - DVD rentals constituted approximately 34% and 54% of total movie rentals in fiscal 2002 and 2003, respectively; DVD has a lower cost structure than VHS has historically had, and the acceptance of DVD has influenced reductions in studio pricing of the VHS format during the last year; offset partially by
- Amortization of our $5.4 million investment in DVD catalog inventory that took place in the first quarter of 2003 as described above.

Cost of product sales includes the costs of new DVDs, videocassettes, concessions, and other goods sold. Theatrical new movie releases typically have a much lower margin than concessions and other goods. The gross margin on product sales is subject to fluctuation based on the relative mix of low margin sales of theatrical new movie inventory to higher margin sales of concessions and other items. The gross margin on product sales for fiscal 2002, 2003 and 2004 was 21.8%, 19.9% and 32.4%, respectively. The decrease in the fiscal 2003 product sales margin reflects the expanded selection of lower margin, theatrical new movie releases to complement the transition of our customer base to the DVD format, as previously discussed. The product sales margin increase in fiscal 2004 reflects an overall shift in our inventory mix to higher margin inventory items as a result of a reduction in the levels of theatrical new release movie inventory available for sale in the stores.

Operating Costs and Expenses. Store operating expenses include store-level expenses such as lease payments, in-store payroll and start-up costs associated with new store openings. Store operating expenses as a percentage of total revenue was 48.0%, 46.9% and 50.0% in fiscal 2002, 2003 and 2004, respectively. In fiscal 2004, we reclassified costs associated with our investments in various alternative delivery vehicles for movie content from store operating expenses to equity in losses of unconsolidated entities in our statements of income. Costs from the prior year have been reclassified to conform to the current year presentation.

The increase in store operating expenses as a percentage of total revenue in fiscal 2004 is primarily due to:

- An increase to depreciation expense in the fourth quarter of $6.3 million (of which $2.9 million relates to prior years) related to the correction of errors in our historical amortization practice for leasehold improvements;
- The 1.5% decrease in same-store revenues in 2004, as certain operating expenses are fixed and result in an increase as a percentage of revenue when revenues decline; and
- Continued growth in the number of new store openings generating store opening and start-up costs for a larger number of immature stores in the revenue base versus the prior year (our store base has increased by 15% or more in each of the last three years).

The following factors contributed to a reduction in store operating expenses as a percentage of total revenue in fiscal 2003:

- Same-store revenues increase of 7.0% in fiscal 2003;
- Strong performance of new stores;
- Continued closure of under-performing units;
- Continued initiatives to reduce operating costs;
- Leverage from our Video Update transaction against the same-store revenue increases; offset slightly by
- Growth in the number of new store openings generating store opening and start-up costs for a larger number of immature stores in the revenue base versus the prior year.

General and administrative expenses as a percentage of revenue were 7.8%, 6.7% and 6.9% in fiscal 2002, 2003 and 2004, respectively. The increase in general and administrative expenses as a percentage of revenue from fiscal 2003 to 2004 is due to:

- The same-store revenue decrease of 1.5% in fiscal 2004; and
- Overhead increases to support our future growth plans, which include continued expansion in geographic areas where our market penetration is lower and costs associated with some of our new business initiatives.

The decrease from fiscal 2002 to 2003 is primarily the result of:

- The same-store revenue increase of 7.0% in fiscal 2003;
- Comparison against a legal settlement charge of $4.0 million with respect to our extended viewing fee policy in fiscal 2002; and
- Elevated costs and expenses in fiscal 2002 associated with the conversion of the Video Update stores point of sale system; offset partially by
- Overhead increases to support new initiatives and our future growth plans, which include expansion into new geographic areas where our market penetration is lower.

Stock option compensation expense in periods prior to the third quarter of 2004 represents the non-cash charge associated with certain stock options that were repriced during the first quarter of fiscal 2001 and are subsequently accounted for as variable stock options. Due to the relatively small number of these options that remain outstanding, we expect future adjustments to income from non-cash stock option compensation to be immaterial. Stock option compensation during fiscal 2004 also includes expense related to our decision to repurchase 145,900 shares of common stock from current and former executives, resulting in compensation expense of approximately $767,000 being recognized for the intrinsic value of those options (see Note 6 to our consolidated financial statements).

Operating Income. As a result of the impact of the above factors on revenues and expenses, operating income increased by 132% in fiscal 2003 and by 5.1% in fiscal 2004.

Interest Expense. Interest expense includes fees for the unused borrowings available under our credit facility and amortization of the associated debt issue costs, as well as the costs of any outstanding borrowings under our credit facility, net of interest income. We repaid all of our outstanding debt in May 2002 with the proceeds from our common stock offering, resulting in a reduction of interest expense in fiscal 2003 versus 2002. Interest expense increased in fiscal 2004 versus 2003 as a result of borrowings outstanding for several months during 2004.

Equity in losses of unconsolidated entities. During the last half of 2003, we began to make some investments in various alternative delivery vehicles (both retail and digital) for movie content, and we began to explore other business initiatives within our existing base of stores, including tests of a game store-within-a-store, movie trading and in-store movie subscriptions. We do not anticipate that any of these alternatives will replace our base video rental business. However, we do believe it is appropriate to make selective investments in synergistic opportunities that could potentially provide ancillary sources of revenue and profitability to our base rental business. The expenses associated with our investments in alternative delivery vehicles are reflected as equity in losses of unconsolidated entities on our statements of income. ($885,000, net of tax, for 2003 and $3.5 million, net of tax, for 2004). These costs were previously included in store operating expenses on the statements of income.

Income Taxes. We had federal and state net operating loss carryforwards at January 2, 2005 of approximately $103 million and $45 million, respectively (see Note 5 to our consolidated financial statements). These net operating loss carryforwards resulted primarily from the Video Update acquisition in 2001and expire in years 2007 through 2021. During the year, adjustments were made to the valuation allowance for state net operating losses that were not charged to income tax expense in the amount of $1.8 million. Accordingly, we have adjusted our recorded valuation allowance to $32.6 million related to the net deferred tax assets of $38.7 million. This valuation allowance has been established since there exists uncertainty regarding our ability to realize these net operating losses in their entirety.

In forming our conclusion about the future recoverability of the net operating losses from our 2001 acquisition of Video Update, we considered, among other things, the applicable provisions of the federal tax code, which limit the deductibility of net operating loss carryforwards to the post-acquisition taxable income (on a cumulative basis) of the acquired subsidiary on a separate return basis, as well as other limitations that may apply to the future deductibility of these net operating losses. We also considered the availability of reversing taxable temporary differences during the carryforward period, the length of the available carryforward period, recent operating results, and our expectations of future taxable income during the carryforward period, changes in tax law, IRS interpretive guidance, and judicial rulings. If facts and circumstances in the future should warrant an increase in the net operating loss carryforwards expected to be realized, a reduction in the valuation allowance would occur and may result in a reduction in our effective income tax rate, which was 40%, 39% and 39% for fiscal 2002, 2003 and 2004, respectively.

Deferred income tax liabilities have increased during fiscal 2004. This is primarily the result of a significant acceleration in the tax depreciation of newly purchased assets since the fourth quarter of 2001. The acceleration on tax depreciation was due to special provisions implemented after the events of September 11, 2001 that expired on December 31, 2004. Accordingly, it is anticipated that the cumulative excess tax depreciation levels we currently have will begin to decline. A portion of this decline may continue to be offset by continued new store growth.

We have analyzed each deferred tax asset and determined that it is more likely than not that these assets will be realized. Accordingly, we have concluded that, apart from the valuation allowance related to the net operating losses, no additional valuation allowances are necessary as of the end of fiscal 2004. In our evaluation of the deferred tax assets related to the capital loss carryforward and the equity investments, we concluded that there existed viable and feasible tax planning strategies that we could implement to realize these deferred assets. It should be noted that a change in the valuation of certain capital assets may impact the tax planning strategy relied upon. Should this occur, it could impact the analysis and require that a valuation allowance be placed against all or a portion of these deferred tax assets.

General Economic Trends, Quarterly Results of Operations and Seasonality

Our business is subject to fluctuations in operating results due to a number of factors, many of which are outside of our control. These fluctuations may be caused by, among other things:

- the number, timing and performance of new or acquired stores;
- public acceptance of, interest in, and availability of newly released movies;
- our mix of products rented versus sold;
- marketing programs and new release acquisition costs;
- seasonality - compared to other months during the year, we experience peak revenues during the months of November, December and January due to the holidays in these months as well as inclement weather conditions. Additionally, revenues generally rise in the months of June, July and August when most schools are out of session, providing people with additional discretionary time to spend on entertainment; and
- special events, such as the Olympics or ongoing major news events of significant public interest.

Liquidity and Capital Resources

Our primary capital needs are for opening and acquiring new stores and for purchasing inventory. Other capital needs include refurbishing, remodeling and relocating existing stores and refreshing, rebranding and supplying new computer hardware for acquired stores. We fund inventory purchases, remodeling, rebranding, and relocation programs, new store opening costs and acquisitions primarily from cash flow from operations and, as necessary, from loans under our credit facility. At January 2, 2005, we had cash and cash equivalents of $25.5 million, no long-term debt and $72.5 million in available borrowings under our credit facility.

($ In thousands)	Fiscal Year Ended		
	January 5, 2003	January 4, 2004	**January 2, 2005**
Statements of Cash Flow Data:			
Net cash provided by operating activities	$ 69,202	$ 95,555	**$ 105,489**
Net cash used in investing activities	(99,198)	(94,490)	**(75,085)**
Net cash provided by (used in) financing activities	43,428	3,333	**(45,353)**
Other Data:			
Adjusted EBITDA	$ 78,260	$ 109,416	**$ 111,674**
Adjusted EBITDA (percent of total revenue)	14.8%	15.8%	**14.1%**

The increases in net cash provided by operating activities were primarily attributable to the revenue growth as a result of the continued expansion of our store base, offset partially in fiscal 2004 by a 1.5% decline in same-store revenues. Net cash provided by operating activities continues to be our primary source of funding for substantially all of our rental inventory replenishment and capital resource needs.

In the first quarter of 2004, we began reporting the on-going purchases of new release rental inventory as an operating activity in the statement of cash flows rather than as an investing activity as previously reported. We believe this classification is appropriate because our annual cash investment in rental inventory is substantial and in many respects is similar to recurring merchandise inventory purchases considering our operating cycle and the relatively short useful lives of our rental inventory. Purchases of rental inventory for new stores or other significant investments in base stock rental inventory continue to be classified as investing activities in the statements of cash flows as these purchases represent a long-term investment in our business. Rental inventory purchases in the prior years have been reclassified to conform to the current year presentation for comparative purposes. The reclassification had no impact on our financial position or results of operations as previously reported.

The fiscal 2003 balance sheet reflects the reclassification of certain outstanding checks. The reclassifications were made between cash and cash equivalents, prepaid expenses and accounts payable in order to conform with current year presentation. The corresponding reclassifications were made in the cash flows for fiscal 2002 and 2003. The reclassifications reduced net cash provided by operating activities by $10.0 million and $5.7 million in fiscal 2002 and 2003, respectively.

Net cash used in investing activities includes the costs of business acquisitions, new store additions and investments in base stock rental inventory. The decreases in net cash used in investing activities during fiscal 2004 and 2003 were primarily due to declining levels of business acquisitions, offset partially by increased new store openings and in fiscal 2003, by the purchase of a corporate aircraft and lighting retrofits in many of our stores to achieve savings in the cost of utilities.

Net cash provided by financing activities for fiscal 2002 primarily reflects $66.8 million in net proceeds from a common stock offering, partially offset by the net repayment of $26.0 million in long-term debt. In fiscal 2004, we repurchased 2,624,712 shares of our common stock at an average price of $18.06 per share and paid dividends to shareholders of $3.9 million, offset by proceeds from the exercise of stock options and our employee stock purchase plan, resulting in net cash used in financing activities of $45.4 million. The only financing activity in fiscal 2003 was proceeds from the exercise of stock options of $3.3 million.

In each quarter of fiscal 2004, our board of directors declared a cash dividend of $0.03 per share under our dividend policy instituted in December 2003. We currently intend to continue to pay similar quarterly cash dividends on our common stock. However, the payment of future dividends is subject to the discretion of our board of directors. Future dividends may be increased, decreased or suspended from time to time based on a number of factors, including changes in tax laws related to dividends, our financial condition, capital requirements, future business prospects, our successful integration of Hollywood (assuming we consummate the proposed acquisition), the terms of any documents governing our indebtedness (including the terms of the financing we may consummate to fund our proposed acquisition of Hollywood), and other factors that our board of directors considers relevant.

Adjusted EBITDA in fiscal 2003 and 2004 increased 39.8% and 2.1%, respectively, over the prior years. The increase was primarily driven by revenue growth as a result of the continued expansion of our store base, offset partially in fiscal 2004 by a 1.5% decline in same-store revenues and an increase in the investments of alternative delivery vehicles.

Adjusted EBITDA is defined as net cash provided by operating activities before changes in operating assets and liabilities, interest and taxes. Adjusted EBITDA is presented primarily as an alternative measure of liquidity, although we also use it as an internal measure of performance for making business decisions and compensating our executives. It is also a widely accepted financial indicator in the home video specialty retail industry of a company's ability to incur and service debt, finance its operations and meet its growth plans. However, our computation of Adjusted EBITDA is not necessarily identical to similarly captioned measures presented by other companies in our industry. We encourage you to compare the components of our reconciliation of Adjusted EBITDA to cash flows from operations in relation to similar reconciliations provided by other companies in our industry. Our presentation of net cash provided by operating activities and Adjusted EBITDA treats rental inventory as being expensed upon purchase instead of being capitalized and amortized. We believe this presentation is meaningful and appropriate because our annual cash investment in rental inventory is substantial and in many respects is similar to recurring merchandise inventory purchases considering our operating cycle and the relatively short useful lives of our rental inventory. Our calculation of Adjusted EBITDA excludes the impact of changes in operating assets and liabilities. This adjustment eliminates temporary effects attributable to timing differences between accrual accounting and actual cash receipts and disbursements, and other normal, recurring and seasonal fluctuations in working capital that have no long-term or continuing affect on our liquidity. Investors should consider our presentation of Adjusted EBITDA in light of its relationship to cash flows from operations, cash flows from investing activities and cash flows from financing activities as shown in our statements of cash flows. Adjusted EBITDA is not necessarily a measure of "free cash flow" because it does not reflect periodic changes in the level of our working capital or our investments in new store openings, business acquisitions, or other long-term investments we may make. However, it is an important measure used internally by the executive management of our company in making decisions about where to allocate resources to grow our business.

In prior periods, we presented a reconciliation of Adjusted EBITDA to operating income. We changed the format of our reconciliation beginning in the first quarter of fiscal 2004 to reconcile Adjusted EBITDA to net cash provided by operating activities. We have recast the reconciliations for prior periods to conform to the new presentation. Our calculation of Adjusted EBITDA is reconciled to net cash provided by operating activities as follows:

($ In thousands)	Fiscal Year Ended		
	January 5, 2003	January 4, 2004	**January 2, 2005**
Net cash provided by operating activities	$ 69,202	$ 95,555	**$ 105,489**
Changes in operating assets and liabilities	3,218	9,189	**(2,744)**
Tax benefit of stock options exercised	(4,454)	(3,747)	**(4,305)**
Deferred income taxes	(4,653)	(24,036)	**(19,106)**
Interest expense	1,024	468	**624**
Income taxes	13,923	31,987	**31,716**
Adjusted EBITDA	$ 78,260	$ 109,416	**$ 111,674**

(1) Note that Adjusted EBITDA for fiscal 2002 has been restated to include the impact of a $4 million non-recurring charge related to a legal settlement which was added back to the calculation of Adjusted EBITDA in the prior year presentation.

On June 27, 2001, we entered into a credit agreement with a syndicate of banks, led by SouthTrust Bank (now Wachovia), with respect to a revolving credit facility. Our credit facility is unsecured and, as amended in September 2004, provides for an increase in borrowings from $65 million up to $75 million and an extended maturity date of July 3, 2006. The interest rate on our credit facility is based on LIBOR plus an applicable margin percentage, which depends on cash flow generation and borrowings outstanding. As of January 2, 2005, there were no outstanding borrowings under our credit facility. The amounts available for borrowing were reduced by standby letters of credit outstanding of $2.5 million and totaled $72.5 million as of January 2, 2005.

The following table discloses our contractual obligations and commercial commitments as of January 2, 2005 (see Notes 4 and 7 to our consolidated financial statements):

(In thousands)		Payments Due Period			
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Credit facility – outstanding (1)	$ –	$ –	$ –	$ –	$ –
Operating leases	342,867	10,280	239,680	65,438	27,469
Total contractual cash obligations	$ 342,867	$ 10,280	$ 239,680	$ 65,438	$ 27,469

(1) The total commercial commitment under our credit facility is $75 million, which expires on July 3, 2006. As of January 2, 2005, there were standby letters of credit outstanding under the credit facility of $2,537,000, of which $212,000 expires in 2005, and $2,325,000 expires in 2006.

At January 2, 2005, we had a working capital deficit of $31.9 million, primarily due to the accounting treatment of rental inventory. Rental inventory is treated as a noncurrent asset under accounting principles generally accepted in the United States because it is a depreciable asset and a portion of this asset is not reasonably expected to be completely realized in cash or sold in the normal business cycle within one year. Although the rental of this inventory generates the major portion of our revenue, the classification of this asset as noncurrent results in its exclusion from working capital. The aggregate amount payable for this inventory, however, is reported as a current liability until paid and, accordingly, is reflected as a reduction in working capital. Consequently, we believe that working capital is not an appropriate measure of our liquidity, and we anticipate that we will continue to operate with a working capital deficit.

We grow our store base through internally developed and acquired stores. We opened 314 internally developed stores, acquired 74 stores and closed 64 stores during fiscal 2004. We will continue to evaluate acquisition opportunities in 2005 as they arise. To the extent available, new stores and future acquisitions may be completed using funds available under our credit facility, financing provided by sellers or alternative financing arrangements, such as funds raised in public or private debt or equity offerings. However, we cannot assure you that financing will be available to us on terms which will be acceptable, if at all.

Capital requirements to fund new store growth in fiscal 2004, including the base stock rental inventory investment, were $40.9 million. Additionally in fiscal 2004, we incurred $21.2 million in other on-going capital expenditure requirements for the existing store base. Capital requirements to fund new store growth in fiscal 2005, including the base stock rental inventory investment, are estimated at $52 million. We expect other ongoing capital expenditures for 2005 to approximate $25 million. In fiscal 2005, we expect capital requirements to fund the acquisitions of Hollywood and VHQ to total approximately $1.1 billion. We expect to finance the amounts through cash on hand, borrowings under our new senior secured credit facility and our proposed offering of senior unsecured notes. See "Pending Acquisitions."

We purchase rental inventory under two different cost structures. Under "fixed cost" arrangements, we pay a flat purchase price with no further obligations to our vendor. Under "revenue sharing" arrangements, we pay a lower fixed cost per unit and then "share" a predetermined portion of the future rental revenues with the studio for an agreed upon period of time following the release date of the product. Fixed cost purchases are capitalized and amortized as rental inventory on our balance sheet, in accordance with our stated accounting policies. The fixed portion of the cost of revenue-share product is capitalized and amortized as rental inventory on our balance sheet, while the revenue sharing payments are expensed as incurred and reflected in gross profit on our income statement. Rental inventory purchases included in net cash provided by operating activities include the costs of all our fixed cost purchases as well as the fixed portion of costs associated with our revenue-share product, while the revenue sharing expenses are reflected in net cash provided by operating activities through net income. (Note that rental inventory purchases for new stores or other significant investments in base stock rental inventory are not classified as operating activities, but instead as investing activities in our statements of cash flows.) Rental inventory purchases will be higher in periods with more fixed cost purchases versus revenue share purchases. The mix of fixed cost and revenue share product purchased in any given period is dependent upon the purchasing economics of the titles released in that period and is not determined until the monthly orders are placed with our suppliers. As such, we are unable to provide guidance regarding the expected future amounts of rental inventory purchases as reflected in our statements of cash flows.

We believe our projected cash flow from operations, cash on hand, borrowing capacity under our credit facility, and trade credit will provide the necessary capital to fund our current plan of operations, including our anticipated new store openings and acquisition program, excluding our proposed acquisition of Hollywood, through fiscal 2005. Our proposed acquisition of Hollywood will require debt financing in an aggregate amount of approximately $1.1 billion and will include a refinancing of our existing revolving credit facility. To fund additional major acquisitions, or to provide funds in the event that our need for funds is greater than expected, or if the financing sources identified above are not available to the extent anticipated, or if we increase our growth plan, we may need to seek additional or alternative sources of financing. This financing may not be available on satisfactory terms, or at all. Failure to obtain financing to fund our expansion plans or for other purposes could have a material adverse effect on our operating results.

Our ability to fund our current plan of operations and our growth plan will depend upon our future performance, (including, if we acquire Hollywood, our successful integration and operation of its business) which is subject to general economic, financial, competitive, and other factors that are beyond our control. We cannot assure you that our business will continue to generate sufficient cash flow from operations in the future to fund capital resource needs, cover the ongoing costs of operating the business and service any debt incurred in the future. If we are unable to satisfy these requirements with cash flow from operations and cash on hand, we may be required to sell assets or to obtain additional financing. We cannot assure you that any such sales of assets or additional financing could be obtained.

Recently Issued Accounting Pronouncements

In December 2004, the FASB issued a revised Statement 123, Share Based Payment ("Statement 123R"), to address the accounting for stock-based employee plans. The statement eliminates the ability to account for share-based compensation transactions using APB 25 and instead requires that such transactions be accounted for using a fair value based method of accounting. The impact of adoption of Statement 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted Statement 123R in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of proforma net income and earnings per share in Note 1 to our consolidated financial statements. Statement 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows in periods after adoption. While we cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions were $4.5 million, $3.7 million and $4.3 million in 2002, 2003 and 2004, respectively. Statement 123R is effective for interim and annual reporting periods beginning after June 15, 2005.

Critical Accounting Policies and Estimates

Our significant accounting policies are described in Note 1 to our consolidated financial statements. Our discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of the financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate the estimates that we have made. These estimates have been based upon historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different conditions or using different assumptions. We believe our most critical accounting estimates include our policies with respect to rental inventory amortization, impairment of long-lived assets, purchase price allocation of acquired businesses and deferred income taxes.

A major component of our cost structure is the amortization of our rental inventory. Rental inventory is amortized to an estimated salvage value over an estimated useful life of up to two years. We amortize the cost of rental inventory using an accelerated method designed to approximate the rate of revenue recognition. This method is based on historical customer demand patterns from "street date" (the date studios release various titles for distribution to our stores) through the end of the average useful life. In order to determine the appropriate useful lives and salvage values, we analyzed the actual historical performance trends of our rental inventory. We quantified the average rate of revenue recognition on our products and developed amortization rates and useful lives that approximate the rental turns of our inventory. Our established salvage values are based on an evaluation of the sale prices we are able to realize from our customers on used inventory, prices observed in bulk sale transactions and prices observed in other open market purchases of used inventory, as well as the salvage values established by competitors in our industry. We believe our estimated useful lives and salvage values are appropriately matched to our current rental business and are consistent with industry trends. However, should rental patterns of consumers change or should market values of previously viewed inventory decline due to the acceptance of new formats (e.g., ongoing VHS transition to DVD, anticipated transition to high definition DVD within three to five years, release of new video game formats, etc.), this could necessitate an acceleration in our current rental amortization rates, a reduction in salvage values or a combination of both courses of action. We believe that any acceleration in the rental amortization rates would not have a long-lasting impact, as the majority of our current rental purchases are substantially depreciated within the first two to three months after "street date" under our existing policy. We could be required to reduce salvage values that we currently carry on VHS inventory if we are unable to dispose of that inventory at a rate relatively consistent with the consumers' transition to DVD. In the past, we have generally been able to anticipate the rate of transition from one format to another and manage our purchases, as well as inventory mix, to avoid significant losses on the ultimate disposition of previously viewed movies. However, we cannot assure you that we will be able to fully anticipate the impact of the transition to DVD or any other formats in the future, and we could incur losses on the sale of previously viewed movies in the future. As of January 4, 2004, and January 2, 2005, we had $102.5 million and $126.5 million, respectively, in rental inventory on our balance sheet. VHS, DVD and games constituted 55%, 37% and 8%, respectively, of total rental inventory units as of January 4, 2004 compared to 38%, 55% and 7%, respectively, of total units as of January 2, 2005. As of January 2, 2005, the net book value of our VHS rental inventory is approximately 20% of the net book value of our total rental inventory.

We assess the fair value and recoverability of our long-lived assets, including rental inventory, property, furnishings and equipment, and intangible assets with finite lives, whenever events and circumstances indicate the carrying value of an asset may not be recoverable from estimated future cash flows expected to result from its use and eventual disposition. In doing so, we make assumptions and estimates regarding future cash flows and other factors in order to make our determination. The fair value of our long-lived assets is dependent upon the forecasted performance of our business, changes in the video retail industry, and the overall economic environment. When we determine that the carrying value of our long-lived assets may not be recoverable, we measure any impairment based upon the excess of the carrying value that exceeds the estimated fair value of the assets. If we do not meet our operating forecasts or if the market value of our stock declines significantly, we may have to record impairment charges not previously recognized.

We test goodwill for impairment on an annual basis. Additionally, goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of an entity below its carrying value. These events or circumstances would include a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business or other factors. We have not recorded any impairment losses on goodwill since a fiscal 2001 impairment charge of $700,000. If we do not meet our operating forecasts or if the market value of our stock declines significantly, we may have to record additional impairment charges not previously recognized. As of January 2, 2005, we have $143.8 million in goodwill on our balance sheet.

We estimate the fair value of assets and liabilities of acquired businesses based on historical experience and available information at the acquisition date. We engage independent valuation specialists to assist when necessary. If information becomes available subsequent to the acquisition date that would materially impact the valuation of assets acquired or liabilities assumed in business combinations, we may be required to adjust the purchase price allocation. With the exception of the Video Update acquisition in 2001, we have not experienced any significant adjustments to the valuation of assets or liabilities acquired in business combinations in the last seven years. Our acquisitions are typically small businesses for which we generally do not assume liabilities and for which the assets acquired consist primarily of inventory, fixtures, equipment, and intangibles.

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based upon historical losses, projected future taxable income and the expected timing of the reversals of existing temporary differences. As a result of this review, we have established a valuation allowance against our deferred tax assets related to net operating loss carryforwards (NOLs) that we acquired in the 2001 acquisition of Video Update. In forming our conclusion about the future recoverability of the net operating losses from our 2001 acquisition of Video Update, we considered, among other things, the applicable provisions of the federal income tax code, which limit the deductibility of net operating loss carryforwards to the post-acquisition taxable income (cumulative basis) of the acquired subsidiary on a separate return basis, as well as other limitations that may apply to the future deductibility of these net operating losses. We also considered the availability of reversing taxable temporary differences during the carryforward period, the length of the available carryforward period, recent operating results, our expectations of future taxable income during the carryforward period, changes in tax law, IRS interpretive guidance and judicial rulings. If facts and circumstances in the future should warrant elimination or reduction of the valuation allowance related to these NOLs, our effective income tax rate, which was 40%, 39% and 39% for fiscal 2002, 2003 and 2004, respectively, could be reduced.

Related Party Transactions

Please refer to Note 8 to our consolidated financial statements for disclosures regarding our significant related party transactions.

Quantitative and Qualitative Disclosures About Market Risk

The market risk inherent in our financial instruments represents the increased interest costs arising from adverse changes in interest rates (primarily LIBOR and prime bank rates). We currently have no amounts outstanding under our credit facility, and thus no exposure to adverse interest rate changes.

We are exposed to foreign exchange risks associated with our Canadian and Mexican operations. Historically, the Canadian exchange rates have been relatively stable, and we believe the impact of fluctuations in the currency exchange rates will be immaterial to our financial position and results of operations. Based on fiscal 2004 results, a hypothetical 10% change in the Canadian exchange rate would not have a significant effect on either our consolidated financial position or results of operations. Our Mexican operations are currently limited to six locations. Growth in Mexico in 2005 is not expected to be significant enough to result in a material impact from fluctuations in currency exchange rates.

Forward-Looking Statements

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which represent our expectations or beliefs about future events and financial performance. Forward-looking statements are identifiable by the fact that they do not relate strictly to historical information and may include words such as "believe," "anticipate," "expect," "intend," "plan," "will," "may," "estimate" or other similar expressions and variations thereof. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Our forward-looking statements are based on management's current intent, belief, expectations, estimates, and projections regarding our company, our pending acquisition of Hollywood, and our industry. Forward-looking statements are subject to known and unknown risks and uncertainties. In addition, actual results could differ materially from those suggested by the forward-looking statements, and therefore you should not place undue reliance on the forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We desire to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, and in that regard, we caution the readers of this annual report that these important factors, among others, could affect our actual results of operations and may cause changes in our strategy with the result that our operations and results may differ materially from those expressed in any forward-looking statements made by us, or on our behalf. Please review the disclosures set forth under "Cautionary Statements" in Item 1 of our Annual Report on Form 10-K for fiscal year ended January 2, 2005 as filed with the Securities and Exchange Commission on March 18, 2005.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

In accordance with Exchange Act Rules 13a-15 and 15a-15, we carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of January 2, 2005. Please refer to the exhibits in our Annual Report on Form 10-K for the fiscal year ended January 2, 2005 for these certifications.

Design and Evaluation of Internal Control Over Financial Reporting

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we included a report of management's assessment of the design and effectiveness of our internal controls as part of our Annual Report on Form 10-K for the fiscal year ended January 2, 2005. In that report, management concluded the Company has maintained effective internal control over financial reporting as of January 2, 2005. Please refer to page F-22 of our Annual Report on Form 10-K. Ernst & Young LLP, our independent registered public accounting firm, also attested to, and reported on, management's assessment of the effectiveness of internal control over financial reporting and expressed an unqualified opinion. Please refer to page F-23 of our Annual Report on Form 10-K for the fiscal year ended January 2, 2005, as filed with the Securities and Exchange Commission on March 18, 2005.

(In thousands, except per share data)	January 4, 2004	January 2, 2005
Assets		
Current assets:		
Cash and cash equivalents	$ 38,006	$ 25,518
Merchandise inventory	26,473	27,419
Prepaid expenses	10,686	12,712
Store supplies and other	11,019	9,493
Deferred income taxes	1,631	3,358
Total current assets	87,815	78,500
Rental inventory, net	102,479	126,541
Property, furnishings and equipment, net	114,356	128,182
Goodwill, net	136,008	143,761
Other intangibles, net	8,473	7,741
Deposits and other assets	8,753	7,417
Total assets	$ 457,884	$ 492,142
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 70,939	$ 68,977
Accrued liabilities	26,161	30,570
Deferred revenue	10,741	10,843
Total current liabilities	107,841	110,390
Other accrued liabilities	142	—
Deferred income taxes	29,785	50,618
Stockholders' equity:		
Preferred stock, $.10 par value; 2,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $.001 par value; 65,000 shares authorized, 32,841 and 31,076 shares issued and outstanding, respectively	33	31
Additional paid-in capital	225,191	188,098
Retained earnings	91,098	136,750
Accumulated other comprehensive income (loss)	3,794	6,255
Total stockholders' equity	320,116	331,134
Total liabilities and stockholders' equity	$ 457,884	$ 492,142

See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)	Fiscal Year Ended		
	January 5, 2003	January 4, 2004	**January 2, 2005**
Revenues:			
Rentals	$ 490,836	$ 629,793	**$ 729,167**
Product sales	38,152	62,602	**62,010**
Total revenues	528,988	692,395	**791,177**
Cost of sales:			
Cost of rental revenues	164,818	184,439	**208,160**
Cost of product sales	29,852	50,143	**41,942**
Gross margin	334,318	457,813	**541,075**
Operating costs and expenses:			
Store operating expenses	253,865	324,466	**395,425**
General and administrative	40,995	46,522	**54,644**
Amortization of intangibles	1,298	2,003	**2,601**
Stock option compensation	2,279	1,481	**831**
Operating income	35,881	83,341	**87,574**
Interest expense, net	(1,024)	(468)	**(624)**
Equity in losses of unconsolidated entities	–	(1,450)	**(5,746)**
Income before income taxes	34,857	81,423	**81,204**
Income taxes	13,923	31,987	**31,716**
Net income	$ 20,934	$ 49,436	**$ 49,488**
Earnings per share:			
Basic	$ 0.69	$ 1.53	**$ 1.54**
Diluted	$ 0.67	$ 1.48	**$ 1.52**
Weighted average shares outstanding:			
Basic	30,273	32,406	**32,096**
Diluted	31,436	33,370	**32,552**
Cash dividends per common share	$ –	$ 0.03	**$ 0.12**

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands, except per share data)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance at January 6, 2002	$ 27	$ 140,475	$ 21,713	$ (33)	$ 162,182
Comprehensive Income:					
Net income	—	—	20,934	—	20,934
Foreign currency translation	—	—	—	(226)	(226)
Total comprehensive income					20,708
Issuance of 3,900 shares of common stock, net of issuance costs of $4,406	4	66,765	—	—	66,769
Exercise of stock options for 947 shares	1	2,658	—	—	2,659
Tax benefit of stock options exercised	—	4,454	—	—	4,454
Non-cash stock option compensation	—	2,279	—	—	2,279
Balance at January 5, 2003	32	216,631	42,647	(259)	259,051
Comprehensive Income:					
Net income	—	—	49,436	—	49,436
Foreign currency translation	—	—	—	4,053	4,053
Total comprehensive income					53,489
Exercise of stock options for 779 shares	1	3,332	—	—	3,333
Tax benefit of stock options exercised	—	3,747	—	—	3,747
Non-cash stock option compensation	—	1,481	—	—	1,481
Dividends declared, $0.03 per share	—	—	(985)	—	(985)
Balance at January 4, 2004	33	225,191	91,098	3,794	320,116
Comprehensive Income:					
Net income	—	—	**49,488**	—	**49,488**
Foreign currency translation	—	—	—	**2,461**	**2,461**
Total comprehensive income					**51,949**
Exercise of stock options for 876 shares	**1**	**5,522**	—	—	**5,523**
Tax benefit of stock options exercised	—	**4,305**	—	—	**4,305**
Non-cash stock option compensation	—	**64**	—	—	**64**
Issuance of 26 shares of common stock pursuant to employee stock purchse plan	—	**403**	—	—	**403**
Purchases and retirement of of 2,625 shares or common stock	**(3)**	**(47,387)**	—	—	**(47,390)**
Dividends declared, $0.12 per share	—	—	**(3,836)**	—	**(3,836)**
Balance at January 2, 2005	**$ 31**	**$ 188,098**	**$136,750**	**$ 6,255**	**$ 331,134**

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Fiscal Year Ended		
	January 5, 2003	January 4, 2004	**January 2, 2005**
Operating activities:			
Net income	$ 20,934	$ 49,436	**$ 49,488**
Adjustments to reconcile net income to net cash provided by operating activities:			
Rental inventory amortization	128,300	132,978	**144,521**
Purchases of rental inventory	(107,546)	(130,503)	**(150,924)**
Depreciation and intangibles amortization	19,346	23,569	**36,185**
Non-cash stock option compensation	2,279	1,481	**64**
Tax benefit of stock options exercised	4,454	3,747	**4,305**
Deferred income taxes	4,653	24,036	**19,106**
Changes in operating assets and liabilities:			
Merchandise inventory	(10,972)	(7,232)	**(491)**
Other current assets	(8,072)	(4,905)	**(500)**
Deposits and other assets	(1,222)	(5,085)	**1,336**
Accounts payable	13,081	6,308	**(1,962)**
Accrued liabilities and deferred revenue	3,967	1,725	**4,361**
Net cash provided by operating activities	69,202	95,555	**105,489**
Investing activities:			
Business acquisitions	(57,675)	(30,672)	**(12,962)**
Purchases of rental inventory-base stock	(10,207)	(16,702)	**(15,616)**
Purchases of property, furnishings and equipment	(31,316)	(47,116)	**(46,507)**
Net cash used in investing activities	(99,198)	(94,490)	**(75,085)**
Financing activities:			
Borrowings on credit facility	70,610	31,450	**129,500**
Net payments on credit facility	(96,610)	(31,450)	**(129,500)**
Net proceeds from issuance of common stock	66,769	–	**–**
Proceeds from exercise of stock options	2,659	3,333	**5,523**
Proceeds from employee stock purchase plan	–	–	**403**
Purchases and retirement of common stock	–	–	**(47,390)**
Payment of dividends	–	–	**(3,889)**
Net cash provided by (used in) financing activities	43,428	3,333	**(45,353)**
Effect of exchange rate changes on cash and cash equivalents	(226)	4,053	**2,461**
Increase (decrease) in cash and cash equivalents	13,206	8,451	**(12,488)**
Cash and cash equivalents at beginning of fiscal year	16,349	29,555	**38,006**
Cash and cash equivalents at end of fiscal year	$ 29,555	$ 38,006	**$ 25,518**
Supplemental disclosures of cash flow information:			
Cash paid during the fiscal year for interest	$ 905	$ 254	**$ 694**
Cash paid during the fiscal year for income taxes	2,716	4,974	**6,826**

See accompanying notes.

1. Accounting Policies

Principles of Consolidation and Description of Business

The accompanying financial statements present the consolidated financial position, results of operations and cash flows of Movie Gallery, Inc. and subsidiaries. Investments in unconsolidated subsidiaries where we have significant influence but do not have control are accounted for using the equity method of accounting for investments in common stock. All material intercompany accounts and transactions have been eliminated.

We own and operate video specialty stores located throughout North America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The most significant estimates and assumptions relate to the amortization methods and useful lives of rental inventory, fixed assets and other intangibles, valuation allowances for deferred tax assets, estimated cash flows used to test long-lived assets for impairment, and the allocation of the purchase price of acquired businesses. These estimates and assumptions could change and actual results could differ from these estimates.

Fiscal Year

Our fiscal year ends on the first Sunday following December 30, which periodically results in a fiscal year of 53 weeks. Results for the fiscal year ended January 5, 2003, January 4, 2004 and January 2, 2005 reflect 52-week years. Our fiscal year includes revenues and certain costs and expenses, such as revenue sharing, payroll and other miscellaneous expenses, on a daily basis. All other expenses, primarily depreciation, amortization, rent and utilities, are calculated and recorded monthly, with twelve months included in each fiscal year.

Reclassifications

Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation. These reclassifications had no impact on stockholders' equity or net income.

The fiscal 2003 balance sheet reflects the reclassification of certain outstanding checks. The reclassifications were made between cash and cash equivalents, prepaid expenses and accounts payable in order to conform with the current year presentation. The corresponding reclassifications were made in the statements of cash flows for fiscal 2002 and 2003. The reclassifications had no impact on working capital and reduced net cash provided by operating activities by $10.0 million and $5.7 million in fiscal 2002 and 2003, respectively.

In the third quarter of 2004, we began classifying losses recognized under the equity method of accounting on unconsolidated equity investments in alternative delivery vehicles on a separate line item, "Equity in losses of unconsolidated entities," on our statements of income. These losses were previously grouped with store operating expenses in our statements of income. We reclassified those losses for prior periods to conform to the current year presentation.

In the first quarter of 2004, we began reporting the on-going purchases of new release rental inventory as an operating activity in the statement of cash flows rather than an investing activity as previously reported. We believe this reclassification is appropriate because our annual cash investment in rental inventory is substantial and in many respects is similar to recurring merchandise inventory purchases considering our operating cycle and the relatively short useful lives of our rental inventory. Purchases of rental inventory for new stores or other significant investments in base stock rental inventory continue to be classified as investing activities in the statements of cash flows as these purchases represent a long-term investment in our business. Rental inventory purchases in the prior year have been reclassified to conform to the current year presentation for comparative purposes. The reclassification had no impact on our financial position or results of operations as previously reported.

Cash Equivalents

We consider all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Merchandise Inventory

Merchandise inventory consists primarily of new DVDs, videocassette tapes ("VHS"), video games, video accessories and concessions and is stated at the lower of cost, as determined using the retail inventory method, or market.

Rental Inventory

Rental inventory is stated at cost and amortized over its economic useful life. The up-front fees and minimum costs of rental product purchased under revenue-sharing arrangements are capitalized and amortized in accordance with our rental inventory amortization policy. Revenue-sharing payments are expensed as incurred and are included in cost of rental revenues. Effective as of the beginning of the fourth quarter of 2002, the cost of base stock movie inventory is amortized on an accelerated basis over the first twelve months and then on a straight-line basis over the next twelve months to its salvage value, $4 for DVD and $2 for VHS. The cost of non-base stock, or new release, movie inventory is amortized to its salvage value on an accelerated basis over six months. Video games are amortized on a straight-line basis to a $5 salvage value over twelve months. The gross cost and accumulated amortization are written off to cost of rental revenue when rental inventory is sold as previously viewed.

In the fourth quarter of 2002, we changed the estimates used to amortize rental inventory as a result of a significant shift from VHS to DVD that occurred in our rental inventory base throughout 2002. The revised estimates reflect a reduction in the estimated useful lives of the rental inventory and a reduced salvage value for both VHS and game inventory. The changes in our estimates for rental inventory amortization were applied to all inventory held at the beginning of the fourth quarter of fiscal 2002. The changes were accounted for as a change in accounting estimate during the fourth quarter ended January 5, 2003. The change in estimate decreased rental inventory and increased amortization expense for fiscal 2002 by approximately $27.9 million and reduced net income by $16.7 million, or $0.53 per diluted share. The impact of the change in fiscal 2002 was net of a $2.1 million reserve against rental inventory that was established in the fourth quarter of 2001 in order to reflect the impact of the consumer transition to DVD on the sale prices of previously viewed VHS product. For fiscal 2003, rental inventory was decreased and amortization expense was increased by approximately $5.9 million and net income was reduced by $3.6 million, or $0.11 per diluted share.

Prior to the fourth quarter of 2002, the cost of base stock movie inventory was amortized on an accelerated basis to a net book value of $8 over six months and to a $4 salvage value over the next thirty months. The cost of non-base stock movie inventory was amortized on an accelerated basis over six months to a net book value of $4, which was then amortized on a straight-line basis over the next 30 months or until the movie was sold, at which time the unamortized book value was charged to cost of rental revenues. Video games were amortized on a straight-line basis to a $10 salvage value over eighteen months or until the game was sold, at which time the unamortized book value was charged to cost of rental revenues.

Rental inventory consists of the following:

(in thousands)	Fiscal Year Ended	
	January 4, 2004	**January 2, 2005**
Rental inventory	$ 217,420	**$ 240,172**
Accumulated amortization	(114,941)	**(113,631)**
	$ 102,479	**$ 126,541**

Property, Furnishings and Equipment

Property, furnishings and equipment are stated at cost and depreciated on a straight-line basis over the estimated useful lives of the related assets. Property, furnishings and equipment consists of the following:

(in thousands)	Useful Life	January 4, 2004	**January 2, 2005**
Land	–	$ 2,970	**$ 5,822**
Buildings	40 years	6,826	**7,756**
Furniture and fixtures	7 years	65,374	**77,827**
Equipment	5 years	65,263	**76,104**
Leasehold improvements	2-7 years	57,892	**69,904**
Signs	7 years	25,370	**31,559**
		223,695	**268,972**
Accumulated depreciation		(109,339)	**(140,790)**
		$ 114,356	**$ 128,182**

Goodwill and Other Intangible Assets

Goodwill is recorded at historical cost and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired, in accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets. We have not recognized impairment losses on goodwill in fiscal 2002, 2003 or 2004.

Other intangible assets consist primarily of non-compete agreements and customer lists and are amortized on a straight-line basis over their estimated useful lives.

Impairment of Long-Lived Assets

Long-lived assets, including rental inventory, property, furnishings and equipment and intangible assets with finite lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, in accordance with FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. We use the discounted cash flow method to estimate the fair value of our long-lived assets. We have not recognized impairment losses on long-lived assets held for use in fiscal 2002, 2003 or 2004.

Income Taxes

We account for income taxes under the provisions of FASB Statement No. 109, Accounting for Income Taxes. Under Statement 109, deferred tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured at the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We record a valuation allowance to reduce deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized. We generally consider the earnings of our foreign subsidiaries to be permanently reinvested for use in those operations and, consequently, deferred federal income taxes, net of applicable foreign tax credits, are not provided on the undistributed earnings of foreign subsidiaries which are to be so reinvested.

Revenue Recognition

We recognize rental revenue when a movie or video game is rented by the customer. We recognize product sales revenue at the time of sale. Revenue from extended viewing fees incurred on rentals when the customer chooses to keep the product beyond the initial rental period is recognized when payment is received from the customer. We recognize revenue from the sale of previously viewed inventory at the time of sale. Previously viewed sales revenue is classified as rental revenue in our statements of income. Previously viewed sales revenue was $52,252,000, $81,678,000 and $109,558,000 in fiscal 2002, 2003 and 2004, respectively.

We offer return privileges on certain of our products, including a lifetime guarantee on previously viewed inventory. Our sales returns and allowances under these programs are immaterial.

We periodically sell stored value cards in the form of electronic gift cards or discount rental cards. We record deferred revenue from the sale of stored value cards at the time of sale to the customer. The liability is relieved and revenue is recognized when the cards are redeemed by the customers.

Leases and Leasehold Improvements

Our new store leases generally provide for an initial lease term of five to seven years, with at least one renewal option for an additional two to five years. We account for leases in accordance with FASB Statement No. 13, Accounting for Leases, and other related guidance. Statement 13 requires lease expense to be recognized on a straight-line basis over the lease term (as defined within the guidance), including amortization of any lease incentives received from the lessor. Statement 13 also requires that leasehold improvements be depreciated over the shorter of the lease term or the estimated useful life of the leasehold improvements.

Subsequent to the end of fiscal 2004, we completed a comprehensive review of our accounting for leases and leasehold improvements, including the recognition of incentive payments received from landlords. We determined that leasehold improvements were, in some cases, depreciated over a longer period than the lease term. As a result, we recorded a cumulative fourth quarter adjustment to correct depreciation expense of $6.3 million ($3.9 million after-tax or $0.12 per diluted share) as an increase in store operating expenses in the accompanying 2004 consolidated statements of income. Approximately $2.9 million ($1.8 million after-tax or $0.05 per diluted share) of the adjustment was related to years prior to 2004 and was not considered material to any of the prior period financial statements to warrant a restatement of those financial statements.

Advertising Costs

Advertising costs are expensed when incurred. We receive cooperative reimbursements from vendors, which are accounted for in accordance with the Emerging Issues Task Force ("EITF") Issue No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor. EITF 02-16 was effective for fiscal years beginning after December 15, 2002, and generally requires that cash consideration received from a vendor be considered as a reduction of the prices of the vendor's products, reflected as a reduction of cost of sales in the customer's income statement. The presumption can be overcome if the vendor receives an identifiable benefit in exchange for the consideration, in which case the consideration should be recorded as revenue, or if the consideration represents a reimbursement of a specific identifiable incremental cost incurred by the customer in selling the vendor's products, as a reduction of that cost. Advertising expense, exclusive of cooperative reimbursements from vendors, accounted for as cost reimbursements, for fiscal 2002, 2003 and 2004 totaled $2,703,000, $7,811,000 and $9,534,000, respectively.

Store Opening and Start-up Costs

Store opening costs, which consist primarily of payroll, advertising and other start-up costs are expensed as incurred.

Fair Value of Financial Instruments

At January 4, 2004 and January 2, 2005, the carrying value of financial instruments such as cash and cash equivalents and accounts payable approximated their fair values.

Foreign Currency Translation

Our foreign subsidiaries record transactions using the local currency as the functional currency. In accordance with FASB Statement No. 52, Foreign Currency Translation, the assets and liabilities of the foreign subsidiary are translated into U. S. dollars using either the exchange rates in effect at the balance sheet dates or historical exchange rates, depending upon the account translated. Income and expenses are translated at average exchange rates each fiscal period. The translation adjustments that result from translating the balance sheets at different rates than the income statements are included in accumulated other comprehensive income or loss, which is a separate component of consolidated stockholders' equity.

Earnings Per Share

Basic earnings per share is computed based on the weighted average number of shares of common stock outstanding during the periods presented. Diluted earnings per share is computed based on the weighted average number of shares of common stock outstanding during the periods presented, increased by the effects of shares to be issued from the exercise of dilutive common stock options (1,163,000, 964,000 and 456,000 for fiscal 2002, 2003 and 2004, respectively). No adjustments were made to net income in the computation of basic or diluted earnings per share. Because their inclusion would be antidilutive, 238,000, 225,000 and 546,000 options for fiscal 2002, 2003 and 2004, respectively, were excluded from the computation of the weighted average shares for diluted earnings per share.

Stock Option Plan

At January 2, 2005, we have a stock-based employee compensation plan, which is described more fully in Note 6. We account for the plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. Stock option compensation is reflected in net income for variable options outstanding under the plan that were repriced in March 2001 and for transactions with current and former executives in fiscal 2004 (see Note 6). No stock option compensation is reflected in net income for the remaining options outstanding under the plan, as the exercise price was equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation*, to stock-based employee compensation.

(in thousands, except per share data)	Fiscal Year Ended		
	January 5, 2003	January 4, 2004	**January 2, 2005**
Net income, as reported	$ 20,934	$ 49,436	**$ 49,488**
Add: Stock option compensation included in reported net income, net of tax	1,367	903	**507**
Deduct: Stock option compensation determined under fair value based methods for all awards, net of tax	(1,147)	(1,099)	**(1,301)**
Pro forma net income	$ 21,154	$ 49,240	**$ 48,694**
Earnings per share; as reported:			
Basic	$ 0.69	$ 1.53	**$ 1.54**
Diluted	$ 0.67	$ 1.48	**$ 1.52**
Pro forma earnings per share:			
Basic	$ 0.70	$ 1.52	**$ 1.52**
Diluted	$ 0.67	$ 1.47	**$ 1.49**

In December 2004, the FASB issued a revised Statement No. 123, *Share Based Payment* ("Statement 123R"), to address the accounting for stock based employee plans. The Statement eliminates the ability to account for share based compensation transactions using APB 25 and instead requires that such transactions be accounted for using a fair value based method of accounting. The impact of adoption of Statement 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted Statement 123R in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the table above. Statement 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows in periods after adoption. While we cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions were $4.5 million, $3.7 million, and $4.3 million in 2002, 2003 and 2004, respectively. Statement 123R is effective for interim and annual reporting beginning after June 15, 2005.

2. Acquisitions

We periodically make individually immaterial acquisitions of independent video specialty stores as a means of expanding our market share. A summary of acquisitions completed in each of the last three years is as follows:

($ in millions)	Fiscal Year Ended		
	January 5, 2003	January 4, 2004	**January 2, 2005**
Number of transactions	34	34	**23**
Number of stores aquired	265	170	**74**
Purchase price	$ 60.7	$ 30.7	**$ 13.0**
Purchase price allocation:			
Rental inventory	$ 7.7	$ 5.4	**$ 2.0**
Other tangible assets	5.0	2.5	**1.4**
Goodwill	44.0	19.9	**7.8**
Tax deductible goodwill	44.0	16.2	**7.8**
Other intangible assets	4.3	3.8	**1.9**
Liabilities assumed	(0.3)	(0.9)	**(0.1)**

3. Intangible Assets

The components of goodwill and other intangibles are as follows:

(in thousands)		January 4, 2004		January 2, 2005	
	Weighted-Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Goodwill	—	$ 167,419	$ (31,411)	**$ 175,172**	**$ (31,411)**
Non-compete agreements	8 years	$ 10,908	$ (7,696)	**$ 7,426**	**$ (4,937)**
Customer lists	5 years	6,385	(1,124)	**7,628**	**(2,376)**
Total other intangibles		$ 17,293	$ (8,820)	**$ 15,054**	**$ (7,313)**

Estimated amortization expense for other intangible assets for the five succeeding fiscal years and is as follows:

(in thousands)	
2005	$ 2,268
2006	1,944
2007	1,802
2008	1,262
2009	403

The changes in the carrying amounts of goodwill for the years ended January 4, 2004 and January 2, 2005, are as follows:

(in thousands)	
Balance as of January 5, 2003	$ 116,119
Goodwill acquired	19,889
Balance as of January 4, 2004	$ 136,008
Goodwill acquired	7,753
Balance as of January 2, 2005	$ 143,761

4. Credit Agreement

On June 27, 2001, we entered into a credit agreement with a syndicate of banks, led by SouthTrust Bank (now Wachovia), with respect to a revolving credit facility. Our credit facility is unsecured and, as amended in September 2004, provides for an increase in borrowings from $65 million up to $75 million and an extended maturity date through July 3, 2006. The interest rate on our credit facility is based on LIBOR plus an applicable margin percentage, which depends on cash flow generation and borrowings outstanding. As of January 4, 2004 and January 2, 2005, there were no outstanding borrowings under our credit facility. The amounts available for borrowing were reduced by standby letters of credit outstanding of $2.5 million and totaled $72.5 million as of January 2, 2005.

5. Income Taxes

The components of income before income taxes are as follows:

(in thousands)	Fiscal Year Ended		
	January 5, 2003	January 4, 2004	**January 2, 2005**
U. S. Federal	$ 35,082	$ 76,873	**$ 72,042**
Foreign	(225)	4,550	**9,162**
Total	$ 34,857	$ 81,423	**$ 81,204**

The following reflects the components of income tax expense:

(in thousands)	Fiscal Year Ended		
	January 5, 2003	January 4, 2004	**January 2, 2005**
Current payable:			
U.S. Federal	$ 7,090	$ 5,537	**$ 9,811**
State	2,180	2,415	**2,799**
Total current	9,270	7,952	**12,610**
Deferred:			
U.S. Federal	5,313	20,589	**14,315**
Foreign	(101)	2,011	**3,468**
State	(559)	1,435	**1,323**
Total deferred	4,653	24,035	**19,106**
	$ 13,923	$ 31,987	**$ 31,716**

A reconciliation of income tax expense at the federal statutory income tax rate of 35% to our effective income tax provision is as follows:

(in thousands)	Fiscal Year Ended		
	January 5, 2003	January 4, 2004	**January 2, 2005**
Income tax expense at statutory rate	$ 12,200	$ 28,499	**$ 28,422**
State income tax expense, net of federal income tax benefit	1,054	2,503	**2,679**
Other, net	669	985	**615**
	$ 13,923	$ 31,987	**$ 31,716**

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income taxes. Components of our deferred tax assets and liabilities are as follows:

(in thousands)	January 4, 2004	January 2, 2005
Deferred tax assets:		
Non-compete agreements	$ 3,998	$ 3,853
Alternative minimum tax credit carryforward	2,492	-
Net operating loss carryforwards	40,621	38,717
Equity investments	551	1,558
Accrued bonus	3,075	2,205
Other	2,173	5,197
Total deferred tax assets	52,910	51,530
Valuation allowance	(34,444)	(32,642)
Net deferred tax assets	18,466	18,888
Deferred tax liabilities:		
Property, furnishings and equipment	(19,605)	(24,028)
Rental inventory amortization	(18,891)	(31,525)
Goodwill	(5,784)	(9,666)
Other	(2,340)	(929)
Total deferred tax liabilities	(46,620)	(66,148)
Net deferred tax liabilities	$ (28,154)	$ (47,260)

We had federal and state net operating loss carryforwards at January 2, 2005 of approximately $103 million and $45 million, respectively. These net operating loss carryforwards resulted primarily from the Video Update acquisition in 2001 and expire in years 2007 through 2021. During the year, adjustments were made to the valuation allowance for state net operating losses that were not charged to income tax expense in the amount of $1.8 million. Accordingly, we have adjusted our recorded valuation allowance to $32.6 million related to the net deferred tax assets of $38.7 million. This adjustment was primarily related to changes in these net operating losses. This valuation allowance has been established as there exists uncertainty regarding our ability to realize these net operating losses in their entirety.

In forming our conclusion about the future recoverability of the net operating losses from our 2001 acquisition of Video Update, we consider, among other things, the applicable provisions of the federal income tax code, which limit the deductibility of net operating loss carryforwards to the post-acquisition taxable income (on a cumulative basis) of the acquired subsidiary on a separate return basis, as well as other limitations that may apply to the future deductibility of these net operating losses. We also consider the availability of reversing taxable temporary differences during the carryforward period, the length of the available carryforward period, recent operating results, our expectations of future taxable income during the carryforward period, changes in tax law, IRS interpretive guidance and judicial rulings.

6. Stockholders' Equity

Common Stock

During the second and third quarters of 2004, we completed two $25 million common stock repurchase programs. Under the common stock repurchase programs, we repurchased 2,624,712 shares of our common stock at an average price of $18.06 per share.

Stock Option Plan

In June 2003, our Board of Directors adopted, and our stockholders approved, the Movie Gallery, Inc. 2003 Stock Plan. The plan provides for the award of stock options, restricted stock and stock appreciation rights to employees, directors and consultants. Prior to adoption of the 2003 plan, stock option awards were subject to our 1994 Stock Plan which expired in 2004. As of January 2, 2005, 2,594,706 shares are reserved for issuance under the plans. Options granted under the plan have a ten-year term and generally vest over four years.

In accordance with the provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation*, we apply Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for the plans and, accordingly, have not recognized compensation cost in connection with the plans, except for the variable options and the transactions with current and former executives, described below. If we had elected to recognize compensation cost based on the fair value of the options granted at the grant date as prescribed by Statement 123, net income and earnings per share would have been adjusted to the pro forma amounts indicated in Note 1. The effect on net income and earnings per share is not expected to be indicative of the effects on net income and earnings per share in future years.

The fair value of each option grant was estimated at the date of grant using the Black-Scholes option pricing model. The weighted-average assumptions used and weighted average grant date fair values of options granted were as follows:

	Fiscal Year Ended		
	January 5, 2003	January 4, 2004	**January 2, 2005**
Expected volatility	0.705	0.700	**0.632**
Risk-free interest rate	5.26%	4.81%	**2.97%**
Expected life of option in years	5.1	4.9	**3.4**
Expected dividend yield	0.0%	0.0%	**0.6%**
Weighted average grant date fair value per share	$ 7.62	$ 9.84	**$ 8.70**

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because our employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in our opinion, the existing models do not necessarily provide a reliable single measure of the fair value of our employee stock options.

In the third quarter of fiscal 2004, we repurchased 145,900 shares of the common stock from current and former executives at an average price of $17.89 under our stock repurchase program. Since these individuals obtained these shares through the exercise of stock options, the company accounted for these transactions as a repurchase of stock options resulting in compensation expense of approximately $767,000.

We repriced 864,000 stock options in March 2001, and reduced the exercise price to $1.78 per share. The repriced stock options are accounted for as variable until the stock options are exercised, forfeited or expire unexercised. Assuming all repriced stock options are exercised, we will ultimately receive $0.6 million less than if no repricing had occurred. The total variable compensation expense recognized under these repriced options was $2,279,000, $1,481,000 and $64,000 in fiscal 2002, 2003 and 2004, respectively. As of January 2, 2005, approximately 28,000 of these options remained outstanding and they will expire, if not exercised or forfeited, in 2008 and 2009. Total stock option compensation for fiscal 2004 on the statements of income includes the expense associated with the common stock that was repurchased from current and former executive as previously described.

Employee Stock Purchase Plan

Under the 2003 Employee Stock Purchase Plan, 250,000 shares of our common stock were made available for purchase through a series of six month offering periods commencing on or about April 1 and October 1 of each year. The first offering period commenced on October 1, 2003. All employees are eligible to participate in the plan. The purchase price of each share is 85% of the fair market value of a share of common stock on the offering date or on the purchase date, whichever is lower. Employees purchased approximately 26,000 shares of stock under the plan in fiscal 2004. At January 2, 2005, approximately 224,000 shares were available for future purchases.

A summary of our stock option activity and related information is as follows:

	Outstanding Options	Weighted-Average Exercise Price Per Share
Outstanding at January 6, 2002	3,445,509	$ 4.71
Granted	456,250	14.61
Exercised	(946,935)	2.81
Cancelled	(43,531)	3.25
Outstanding at January 5, 2003	2,911,293	6.90
Granted	537,500	20.30
Exercised	(778,978)	4.29
Cancelled	(33,722)	10.50
Outstanding at January 4, 2004	2,636,093	10.36
Granted	102,000	19.36
Exercised	(875,884)	6.31
Cancelled	(268,653)	13.71
Outstanding at January 2, 2005	1,593,556	$ 12.59
Exercisable at January 5, 2003	1,873,068	$ 6.92
Exercisable at January 4, 2004	1,643,236	$ 7.74
Exercisable at January 2, 2005	1,024,181	$ 9.34

Options outstanding as of January 2, 2005 had a weighted-average remaining contractual life of 6 years and exercise prices ranging from $1.00 to $22.00 as follows:

	Exercise price of		
	$1.00 to $3.00	**$6.00 to $12.00**	**$13.00 to $22.00**
Options outstanding	458,118	101,250	1,034,188
Weighted-average exercise price	$1.56	$7.25	$18.00
Weighted-average remaining contractual life	5.2 years	1.5 years	7.2 years
Options exercisable	454,743	101,250	468,188
Weighted-average exercise price of exercisable options	$1.56	$7.25	$17.36

7. Commitments and Contingencies

Rent expense for fiscal 2002, 2003 and 2004 totaled $82,597,000, $103,160,000 and $126,050,000, respectively. Future minimum payments under the remaining noncancellable terms of operating leases with remaining terms in excess of one year (excluding renewal options) at January 2, 2005:

(in thousands)

2005	$ 97,327
2006	82,549
2007	59,804
2008	39,763
2009	25,675
Thereafter	27,469
	$ 332,587

Several companies acquired by us prior to 1997 had pre-existing long-term contracts with Rentrak Corporation under which product would be provided under pay-per-transaction revenue sharing arrangements. During late 1996, we consolidated existing contracts with Rentrak into one national agreement which had an expiration date in September 2006. The contract provided for minimum gross annual purchase commitments with the ability to satisfy the cumulative obligation as early as December 31, 2003. In 2004 we satisfied our obligation under the contract.

In the second quarter of fiscal 2002, we obtained a preliminary court order approving a settlement agreement in certain putative class action lawsuits filed against us alleging that the extended viewing fees charged to our customers for keeping rental products beyond the initial rental period were penalties in violation of certain common law and equitable principles. Under the terms of the settlement agreement, we were required to give class members certificates with values ranging from $9 to $16, redeemable between January 30, 2003 and June 30, 2003, for movie rentals, game rentals, and non-food purchases in our stores. We also agreed to pay the plaintiffs' attorneys up to $850,000 in fees. The terms of the settlement were approved in a fairness hearing on November 22, 2002. The settlement is non-appealable and released all claims made by all class members in all the pending class actions, other than a de minimis number of members who chose not to participate in the settlement. We incurred a one-time charge to our earnings of approximately $4 million in the second quarter of 2002 as a result of the settlement, which amount includes $850,000 of plaintiffs' attorneys' fees.

We are occasionally involved in litigation in the ordinary course of business, none of which, individually or in the aggregate, is material to our business or results of operations.

8. Related Party Transactions

We hold a one-third interest in ECHO, LLC, a supply sales and distribution company. We purchase office and store supplies and other business products from ECHO. Transactions with ECHO are as follows:

(in thousands)	Fiscal Year Ended		
	January 5, 2003	January 4, 2004	**January 2, 2005**
Purchases from ECHO	$ 6,422	$ 13,056	**$ 13,962**
Distributions from ECHO	40	161	**151**
Interest from ECHO	6	5	**5**
Note receivable from ECHO		125	**–**
Accounts payable to ECHO		309	**193**

9. Foreign Operations

We operate in one reporting segment for purposes of Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("Statement") No. 131, Disclosures about Segments of an Enterprise and Related Information. The following table sets forth our consolidated revenues, operating income and assets by geographic area. All intercompany balances and transactions have been eliminated.

(in thousands)	Fiscal Year Ended		
	January 5, 2003	January 4, 2004	**January 2, 2005**
Revenues:			
United States	$ 505,807	$ 648,428	**$ 731,851**
Canada	23,181	43,967	**58,931**
Mexico	–	–	**395**
Total Revenues	$ 528,988	$ 692,395	**$ 791,177**
Operating Income:			
United States	36,111	78,796	**78,871**
Canada	(230)	4,545	**9,131**
Mexico	–	–	**(428)**
Total Operating Income	$ 35,881	$ 83,341	**$ 87,574**
Assets (at end of fiscal year):			
United States		$ 423,118	**$ 441,519**
Canada		34,766	**49,390**
Mexico		–	**1,233**
Total Assets		$ 457,884	**$ 492,142**

10. Summary of Quarterly Results of Operations (Unaudited)

The following is a summary of our unaudited quarterly results of operations:

(in thousands, except per share data)	Thirteen Weeks Ended			
	April 6, 2003	July 6, 2003	October 5, 2003	January 4, 2004
Revenues	$ 168,649	$ 160,998	$ 167,239	$ 195,509
Gross profit	108,394	108,404	112,675	128,340
Net income (1)	13,284	9,477	9,215	17,460
Basic earnings per share	0.41	0.29	0.28	0.53
Diluted earnings per share	0.40	0.28	0.28	0.52

(in thousands, except per share data)	Thirteen Weeks Ended			
	April 4, 2004	**July 4, 2004**	**October 3, 2004**	**January 2, 2005**
Revenues	**$ 203,302**	**$ 189,591**	**$ 189,855**	**$ 208,429**
Gross profit	**140,617**	**129,551**	**130,072**	**140,835**
Net income (2)	**18,252**	**10,634**	**9,214**	**11,388**
Basic earnings per share	**0.55**	**0.32**	**0.29**	**0.37**
Diluted earnings per share	**0.54**	**0.32**	**0.29**	**0.36**

(1) Fiscal 2003 includes a non-cash charge related to a fourth quarter fiscal 2002 change in the estimates used to amortize rental inventory of $2.7 million, $1.4 million, $1.0 million and $0.8 million or $0.05, $0.03, $0.02 and $0.01 per diluted share, for the first, second, third and fourth quarters, respectively. (see Note 1)

(2) The fourth quarter of fiscal 2004 includes an after-tax charge of $3.9 million, or $0.12 per diluted share, representing a cumulative adjustment to reduce the useful lives over which we depreciate leasehold improvements. Of this amount, $1.8 million related to prior fiscal years and $492,000, $528,000 and $543,000 related to the first, second and third quarters of fiscal 2004. Excluding the effects of these cumulative error corrections, net income for the fourth quarter of 2004 would have been $14.7 million and quarterly diluted earnings per share would have been $0.53, $0.30, and $0.27 per diluted share, for the first, second, and third quarters, respectively. (see Note 1)

11. Subsequent Events

On January 9, 2005, we entered into an Agreement and Plan of Merger ("Merger Agreement") with Hollywood Corporation (Nasdaq: HLYW) ("Hollywood") contemplating our acquisition of Hollywood for approximately $850 million in cash plus our assumption of approximately $350 million in debt of Hollywood. Hollywood is the second largest home video specialty retailer in the United States, operating approximately 2,000 stores in 47 states and the District of Columbia, some of which contain the approximately 700 Game Crazy video game specialty retail stores, where game enthusiasts can buy, sell and trade new and used video game hardware, software and accessories. Pursuant to the Merger Agreement, we will merge a subsidiary of ours with and into Hollywood, with Hollywood surviving the merger as our wholly-owned subsidiary.

Consummation of the Hollywood merger is subject to the satisfaction of a variety of closing conditions, including the approval of the proposed merger by the shareholders of Hollywood and our consummation of the financing necessary to fund the acquisition. In addition, both we and Hollywood have customary termination rights in some circumstances, including a right by Hollywood to terminate the Merger Agreement to accept an unsolicited superior acquisition proposal.

On March 2, 2005, we entered into a definitive agreement with VHQ Entertainment, Inc. ("VHQ") to commence a tender offer for all of its outstanding common stock at a price of C$1.15 per share. Total consideration for the transaction is approximately C$20.4 million (US$16.5 million), including C$17.5 million in equity and C$2.9 million in assumed debt. The common stock of VHQ trades on the Toronto Stock Exchange under the symbol "VHQ." VHQ owns and operates 61 video rental stores in secondary and suburban markets in Alberta, Saskatchewan and the Northwest Territories.

The VHQ transaction is conditioned upon, among other matters, the tender of two-thirds of VHQ's outstanding shares into the offer and the receipt of certain third party consents. Shareholders of VHQ Entertainment representing approximately 50% of the outstanding shares have committed to tender their shares into our offer. The transaction is also subject to customary regulatory approvals, including receipt of notice from the Minister of Culture that the acquisition provides a net benefit to Canada, consistent with the conditions of the Investments Canada Act.

REPORT OF ERNST & YOUNG LLP,
Independent Public Accounting Firm

The Board of Directors and Stockholders
Movie Gallery, Inc.

We have audited the accompanying consolidated balance sheets of Movie Gallery, Inc. as of January 2, 2005 and January 4, 2004, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended January 2, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Movie Gallery, Inc. at January 2, 2005 and January 4, 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 2, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Movie Gallery, Inc.'s internal control over financial reporting as of January 2, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2005 expressed an unqualified opinion thereon.

Birmingham, Alabama
March 14, 2005

Ernst & Young LLP

EXECUTIVE OFFICERS AND DIRECTORS

J.T. Malugen
Chairman of the Board, President and Chief Executive Officer

H. Harrison Parrish
Vice Chairman of the Board
Senior Vice President

Jeffrey S. Stubbs
Executive Vice President Operations and Chief Operating Officer

Mark S. Loyd
Executive Vice President
Product and Distribution and Chief Administrative Officer

S. Page Todd
Executive Vice President
Secretary/General Counsel and Chief Compliance Officer

Keith A. Cousins
Executive Vice-President
Development

Ivy M. Jernigan
Senior Vice President and Chief Financial Officer

Michelle K. Lewis
Senior Vice President
Treasurer

Thomas D. Johnson Jr.
Senior Vice President
Corporate Finance and Business Development

Outside Directors

John J. Jump
James C. Lockwood
William B. Snow

CORPORATE INFORMATION

Auditors

Ernst & Young, LLP
1901 6th Avenue North, Suite 1900
Birmingham, AL 35203

Annual Meeting of Stockholders

Our Annual Meeting of Stockholders will be held at 10:00 a.m. (Eastern Time) on Thursday, June 9, 2005 at:

The Ritz-Carlton - Buckhead
3434 Peachtree Road, NE
Atlanta, GA 30326

All stockholders are cordially invited to attend.

Investor Information

A copy of our annual report on Form 10-K, filed with the Securities and Exchange Commission, is available without charge by writing:

Investor Relations
Movie Gallery, Inc.
900 West Main Street
Dothan, AL 36301
(334) 677-2108

Registrar and Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
(800) 937-5449

Stock Price and Dividend Information

Our common stock is listed on the Nasdaq National Market under the symbol "MOVI." The prices shown below are the high and low closing prices for our common stock as reported on the Nasdaq National Market for the calendar quarters presented in the following table:

	Dividends	High	Low
2004			
Fourth	**$ 0.03**	**$ 19.30**	**$ 15.30**
Third	**$ 0.03**	**18.54**	**16.43**
Second	**$ 0.03**	**20.50**	**18.29**
First	**$ 0.03**	**20.25**	**18.38**
2003			
Fourth	$ 0.03	$ 22.44	$ 17.15
Third	—	22.50	18.96
Second	—	19.91	17.04
First	—	17.76	13.38

The last sale price of our common stock on April 15, 2005 as reported on the Nasdaq National Market was $26.65 per share. As of April 15, 2005, we had approximately 5,800 stockholders, including 52 stockholders of record.

Movie Gallery, Inc.
900 West Main Street
Dothan, Alabama 36301
www.moviegallery.com


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